Exhibit 99.102

MANAGEMENT’S DISCUSSION AND ANALYSIS

This following Management’s Discussion and Analysis provides a review of the financial condition and results of operations for CannTrust Holdings Inc. (the “Company” or “CannTrust”) for the three and six months ended June 30, 2018 (the “MD&A”). This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and notes thereto for the three and six months ended June 30, 2018, and the audited consolidated financial statements and notes thereto (“Financial Statements”) and annual MD&A for the fiscal year ended December 31, 2017. The financial information presented in this MD&A is derived from the Financial Statements. This MD&A contains forward-looking information that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our plans and objectives. There can be no assurance that such information will prove to be accurate and readers are cautioned not to place undue reliance on such forward-looking information. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking information.

In this document and in the Company’s unaudited condensed interim financial statements unless otherwise noted, all financial data is prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts, unless specifically identified as otherwise, both in the unaudited condensed interim financial statements and in the MD&A, are expressed in Canadian dollars. Unless otherwise stated all dollar amounts in the tables in this MD&A are in thousands of Canadian dollars (other than per share amounts and operating statistics).

This MD&A refers to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of financial information reported under IFRS. The Company uses Adjusted EBITDA, a non-IFRS financial measure, as a supplemental measure of operating performance which highlight trends in core business that may not otherwise be apparent when relying solely on IFRS financial measures. The Company believes that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. The Company’s management also uses this non-IFRS financial measure to facilitate operating performance comparisons from period to period, prepare annual operating budgets and to assess the Company’s ability to meet capital expenditure and working capital requirements. See “Selected Information” and “Non-IFRS Financial Measure Reconciliation in this MD&A”.

The discussion and analysis in this MD&A is based on information available to management as of August 13, 2018.

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Overview

The Company is a publicly traded corporation incorporated in Canada with its head office located at 3280 Langstaff Road, Vaughan, Ontario L4K4Z8. The Company is the parent company of CannTrust Inc. (“CannTrust Opco”) and Elmcliffe Investments Inc. (“Elmcliffe”). The Company holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd, 25% of the outstanding shares of Stenocare A/S (“Stenocare”) and 50% of the outstanding shares of Greytrust Inc. (“Greytrust”).

CannTrust Opco is a Licenced Producer and distributor of medical cannabis pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulations (Canada) (“ACMPR”). CannTrust Opco received its license from Health Canada on June 12, 2014 and began production of medical cannabis at its state-of-the-art hydroponic indoor facility in Vaughan, Ontario (the “Vaughan Facility”). The Company’s primary focus is to produce and deliver the highest quality, standardized, pharmaceutical grade cannabis products and in so doing strengthen its market share in legal cannabis markets in Canada and to establish positions for its products in legal cannabis markets abroad.

Public health concerns and awareness around the dangers of opioids are expected to drive development of alternative approaches to pain management. This has created a significant market opportunity for cannabis-based products and could drive substantial upstream demand for Licensed Producers. The development of pharmaceuticals based on cannabis could significantly expand the market by ensuring consistent, quantifiable dosing, which will provide physicians with comfort in prescribing it.

As part of its growth strategy, the Company has also entered into an exclusive joint venture with Apotex Inc., Canada’s largest and the seventh largest generic pharmaceutical manufacturer in the world, to develop novel dosage formats and products for sale, when permitted, into more than 85 countries where Apotex currently already has market share.

On June 21, 2018, the Government of Canada announced that Bill C-45 received Royal Assent and that it will come into force on October 17, 2018. Management has invested significant effort in securing channels into the future regulated recreational markets. These efforts have resulted in the Company securing multiple supply related agreements across Western Canada which are projected to exceed 17,000 kg in annual sales. Negotiations with other provinces are currently ongoing.

The Company is working to diversify its business by developing new and innovative products and dosage forms for controlled and responsible use of medical cannabis. In 2015, the Company together with Club Coffee L.P founded Cannabis Coffee & Tea Pod Company Ltd. (“CCTPC”) to launch BrewBudz™ globally. BrewBudz™ is a patented unit dose pod formulation allowing the administration of cannabis using single-serve brewing pods for use in Keurig, Nespresso, and Tassimo type brewers.

In July 2017, further to the Company’s Canadian Patent Application, the Canadian Intellectual Property Office issued a Notice of Allowance to CannTrust Opco and Club Coffee L.P. with respect to single-serve containers for use in brewing a cannabis-based beverage. CCTPC has also submitted patent applications in the European Union, Australia and China which are similar to the Canadian CCTPC Patents.

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In March 2017, through Elmcliffe, the Company acquired the real estate assets and related equipment of a Greenhouse in the Town of Fenwick, Ontario within the Niagara Region (the “Perpetual Harvest Facility”). In October 2017, CannTrust Opco received its Health Canada Cultivation Licence under the ACMPR for its completed 250,000 square foot Phase 1 redevelopment of the Perpetual Harvest Facility and began production there. The redevelopment of the Perpetual Harvest Facility was the cannabis industry’s first continuous harvest automated perpetual harvest designed specifically for this quantum scale of cannabis production. As the redevelopment project progressed, a number of changes and enhancements were made and as a result the Company spent an additional $5 million on the planned Phase 1 conversion. The enhancements to Phase 1 together with those being implemented in the 200,000 square foot Phase 2 expansion have increased the expected annual production at the Perpetual Harvest Facility from an initial 40,000 kg to at least 50,000 kg, an increase of 25%. The Company received its Health Canada Sales License for Phase 1 in February 2018. The planned Phase 2 expansion at the Perpetual Harvest Facility is progressing as planned and is nearing completion. In addition, the Company has begun construction of an additional fully funded 600,000 sq. ft. expansion on the 36 acres of unused land at this facility, that when completed, will double CannTrust’s annual capacity to in excess of 100,000 kilograms.

In March 2018, the Company executed a long term agreement with Envest Corp., to provide low cost heat and power from co-generation at the Company’s Perpetual Harvest Facility. The implementation of a 10 megawatt cogeneration solution will ensure that the Company remains one of the lowest cost producers in the industry.

On July 19, 2018, the Company signed an Agreement of Purchase and Sale to acquire a 23-acre property for $850,000 on land adjacent to its Niagara Perpetual Harvest Facility.

On November 6, 2017, CannTrust Opco received Health Canada approval to export medical marijuana internationally to countries where medical marijuana is legalized and the Company began shipping to Australia. Australia is the first of many markets that the Company is expecting to supply. In March 2018, CannTrust expanded internationally through a joint venture in Denmark with Stenocare. Initially Stenocare will sell CannTrust’s market leading standardized cannabis products in Denmark while working towards developing a domestic growing facility. CannTrust received a 25% equity stake in Stenocare. On July 6, 2018, Stenocare received approval to distribute CannTrust products in Denmark. The Company’s cannabis oils are the first oils approved for Denmark’s list of admitted cannabis products and are the only “ready-to-use” oil products available in Denmark. Other countries that the Company anticipates shipping to shortly are Germany, Netherlands, Australia, Mexico and Brazil. With the completion of all phases of the Niagara expansion, the Company will have the ability to supply a substantial share of the increased demand arising from these new markets.

In February 2017, the Company, on a private placement basis, issued 12,584,100 special warrants at a price of $2.00 per Special Warrant pursuant to prospectus exemptions under applicable securities legislation. The Company subsequently filed its Prospectus with applicable securities commissions in Canada in order to qualify the distribution of 12,584,100 common shares of the Company issuable for no additional consideration upon exercise or deemed exercise of the 12,584,100 special warrants. The Prospectus received a final receipt on August 11, 2017 and on August 17, 2017 all of the Special Warrants were exercised and 12,584,100 common shares of the Company were issued for no additional consideration.

On August 21, 2017, the Company’s common shares (the “Common Shares”) were listed and began trading on the Canadian Securities Exchange (the “CSE”) under the trading symbol “TRST”. Upon listing of the Company’s Common Shares on the CSE the $3,040,919 principal amount of the Company’s convertible debentures together with accrued and unpaid interest were automatically converted into 2,885,354 Common Shares of the Company.

On November 1, 2017, the Company announced that it had reached an agreement with a syndicate of underwriters pursuant to which the Underwriters agreed to purchase on a bought deal basis, 3,500,000 common shares of the Company, at a price of $5.00 per Common Share for aggregate gross proceeds to the Company of $17,500,000. The Company granted the Underwriters an Over-Allotment Option to purchase up to 500,000 additional Common Shares of the Company on the same terms as the Offering. The Underwriters exercised the Over-Allotment Option in full. The bought deal private placement financing closed on November 30, 2017 with the Company issuing 4,000,000 common shares for gross proceeds of $20,000,000. The net proceeds of the Offering were used to fund the Phase 2 build out of the Company’s licensed Perpetual Harvest Facility and for general corporate and working capital purposes.

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In February 2018, the Company secured $15,000,000 of mortgage financing on the Perpetual Harvest Facility. On closing $10,000,000 was advanced to the Company with the remaining $5,000,000 to be advanced following the completion of Phase 2.

On March 5, 2018, the Company’s common shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “TRST”. In conjunction with the listing on the TSX, the common shares of the Company were voluntarily delisted from the CSE. As part of its application to list on the TSX, CannTrust agreed to assign its interest in the United States intellectual property and corresponding licensing arrangements held by the joint venture company CCTPC. The assignment was made to an affiliated company of CannTrust’s joint venture partner Club Coffee for $1. The parties agreed that the US interests shall be assigned back to CCTPC for $1 in certain circumstances, including (i) marijuana being legalized federally in the United States, and/or (ii) the TSX revising its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the marijuana business, and/or (iii) the Common shares of the Company are involuntarily delisted from the TSX, and/or (iv) control of the Company is acquired by another entity, provided that the shares of the Company will be delisted from the TSX upon the change of control.

On April 30, 2018, the Company entered into an agreement to obtain proprietary genetics from New Breed Seed (NBS). The agreement awards the Company the exclusive ownership of all right, title and interest in certain cultivars in all territories outside of the USA. The seeds and plants derived from those seeds will allow the Company to produce an expanded product line of cannabis strains and derived products.

In June 2018, the Company entered into a shareholder’s agreement with Grey Wolf Animal Health Inc. (“Grey Wolf”) to develop ground breaking cannabis products to support the well-being of pets. Under the terms of the partnership Grey Wolf and CannTrust are equal partners in a newly created subsidiary of Grey Wolf. In addition, CannTrust will upon exercise of share purchase warrants, become a substantial shareholder in Grey Wolf.

On June 5, 2018, the Company closed its short form prospectus offering, on a bought deal basis, including the full exercise of the over-allotment option. A total of 11,155,000 units of the Company (“Units”) were sold at a price of $9.00 per Unit for aggregate gross proceeds of $100,395,000. Each Unit was comprised of one common share and a half warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $12.00 per share.

2018 Second Quarter Highlights

•	Record revenues of $9M with approximately 45,000 active patients

•	Operations for the quarter resulted in positive Net Income

•	Sold 463,495 g of dried medical cannabis at an average net price of $7.59 per gram

•	Sold extracts totalling 599,119 grams of dried equivalent at an average net price of $8.95

•	Cannabis extracts were 60% of cannabis sales

•	Officially opened Niagara Perpetual Harvest 450,000 sq. ft. hydroponic facility

•	Launched three new recreational brands: Liiv, Synr.g and Xscape

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•	Entered into three recreational supply agreements in Western Canada to supply 17,000 kg of cannabis products annually

•	Raised $100,395,000 through the issuance of common shares and warrants

•	Entered a joint venture with Grey Wolf Animal Health to focus on development of medical cannabis products for the global pet market

Results of Operations for the three and six months ended June 30, 2018 and 2017

The results presented and referred to below include the results of the Company and its wholly owned subsidiaries CannTrust Opco and Elmcliffe.

Selected Information

(CDN $000’s, except per share amounts and unless otherwise noted)

	Three months ended		Six months ended
	June 30		June 30
	2018	2017	2018	2017
	$	$	$	$
Financial Data
Revenue	9,050	4,541	16,890	7,575
Gross profit before unrealized gain on changes in the Fair Value of Biological Assets	4,588	3,276	8,215	5,339
Net Income (Loss)	105	755	11,547	(23)
Earnings (Loss) per share (basic)	-	0.01	0.12	-
Earnings (Loss) per share (diluted)	-	0.01	0.12	-
Cashflows used in operations	(5,604)	608	(8,477)	(1,159)
Adjusted EBITDA (loss) (1)	(1,583)	1,049	(2,939)	1,214

Operating Statistics:
Dried marijuana sold (g)	463,495	227,800	878,627	449,665
Average Revenue per gram (net)(3)	$7.59	$8.58	$7.44	$8.46
Sales of oils (ml)	2,574,781	1,113,840	4,888,701	1,652,760
Average selling price per ml (net)(3)	$2.08	$2.05	$2.01	$2.04
Total dried marijuana equivalent sold from oil (g)(2)	599,119	250,037	1,166,256	360,650
Average Revenue per gram of marijuana equivalent from oil sales (net)(3)	$8.95	$9.12	$8.44	$9.34

Notes:

(1) See description of non-IFRS measure in the “Non-IFRS Financial Measure and Reconciliation” section of this MD&A. The term Adjusted EBITDA does not have any standardized meaning under IFRS and therefore it may not be comparable to similar measures presented by other companies.

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(2) Dried equivalent of medical marijuana for the three and six month period ended June 30 is calculated on the basis of 4.33 ml and 4.20 ml respectively, of oils equivalent to 1 g of dried medical marijuana compared to 4.87 ml of oils equivalent to 1 g of dried medical marijuana for the three and six months ended June 30, 2017. The decrease in ml of oil equivalent to 1 gram of medical marijuana compared to the prior period is a result of more trim being used in the extraction process.

(3) Revenue figures are extracted from the Company’s Financial Statements. Net revenue refers to sales less discounts.

Review of the Financial Results of Operations for the three and six months ended June 30, 2018 and 2017

Revenue

Revenue for the quarter ended June 30, 2018 was $9,050,239 compared to $4,541,378 for the comparable 2017 period. Revenue for the six months ended June 30, 2018 totalled $16,890,086 compared to $7,574,623 in the comparable 2017 period. The increase in revenue in the quarter ended June 30, 2018 was attributable to increased sales volumes primarily due to the growth in the Company’s patient base from approximately 20,718 at June 30, 2017 to over 45,000 at June 30, 2018.

The total quantity of medical cannabis sold to patients during the three months ended June 30, 2018 increased 122% to 1,063 kg from the comparable prior year period. Year-to-date the Company sold 2,045kg of medical cannabis, an increase of 152% from comparable prior year period.

Cost of Sales

Cost of goods sold during the three and six months ended June 30, 2018 were $4,085,159 and $8,051,578 respectively, compared to $1,040,963 and $1,791,452 in the comparable prior year periods. Cost of goods sold includes production and processing costs of cannabis and inventory purchased from third parties. Costs of goods sold during the three months ended June 30, 2018 increased compared to the comparable 2017 periods due to increases in sales quantities as well as increases in the staff compliment and facility costs of approximately $1.5 million associated with the ramp up of the Perpetual Harvest Facility.

Plants that are in pre-harvest are considered biological assets and are recorded at fair market value less cost to sell at their point of harvest. Costs to sell include trimming, fulfillment, testing, partnership commissions and shipping costs. As they continue to grow through the pre-harvest stages, a corresponding non-cash unrealized gain is recognized in gross profit, reflecting the changes in fair value of the biological assets. At harvest, the biological assets are transferred to inventory at their fair value less cost to sell which becomes the deemed cost of inventory. Biological assets inventory is later expensed as ‘Fair Value changes in biological assets included in inventory sold’. Together the gain from changes in the fair value of biological assets, the Fair Value changes in biological assets included in inventory sold and cost of goods sold are included in gross profit. The unrealized gain from changes in the fair value of biological assets will vary from period to period based upon the number of pre-harvest plants, where the plants are in the grow cycle at the end of the period and the strains being grown.

The fair value changes in biological assets included in inventory sold, net of the unrealized gain on changes in fair value of biological assets, in the three and six months ended June 30, 2018 was a gain of $6,596,875 and $24,229,069 respectively, compared to a gain of $723,246 and $2,450,405 for the comparable 2017. Harvested production quantities were approximately 431% greater than the quantities harvested in the same period of the prior year. The large impact of changes in the fair value of biological assets recorded during the period was due in large part to the significant ramp up of production at the recently completed Phase 1 of the Perpetual Harvest Facility.

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Gross Profit

The gross profit for the three and six months ended June 30, 2018 was $11,184,891 and $32,444,485 respectively, compared to a gross profit of $3,999,530 and $7,789,428 in the comparable prior year periods. Gross profit includes the unrealized gains on changes in the fair value of biological assets. The increase in gross profit was principally due to the increase in sales and the relative size of the unrealized gain from changes in the fair value of biological assets. The Company continually refines its production processes in order to increase production yields and gross margins.

Expenses

Expenses include general and administrative, management fees, marketing and promotion, professional fees, rent and facilities, salaries and benefits and selling and shipping costs.

Expenses for the three and six months ended June 30, 2018 were $6,504,687 and $11,691,380 respectively, compared to $2,402,906 and $4,494,337 in the prior year comparable periods. The increase in expenses in the 2018 period was due to increases in general and administrative expenses, selling and shipping costs and salaries and benefits, as the Company increased its staff complement to meet the increase in demand for the Company’s products. In addition, marketing expenses increased due to the increased spending in the promotion of the Company’s three new recreational brands and professional fees increased as a result of the additional legal and audit work required relating to the Company’s 2018 transition to the TSX, the share and warrant bought deal and business development opportunities.

Amortization Expense

Amortization expense for the three and six months ended June 30, 2018 was $1,065,402 and $2,194,835 respectively, compared to $556,896 and 957,826 in the prior year comparable periods. As at June 30, 2018 $674,081 of amortization was capitalized to ending inventory. The increase in amortization expenses in 2018 was due to an increase in amortization on equipment purchases and building enhancements to the Perpetual Harvest Facility.

Share-based compensation

For the three and six months ended June 30, 2018 share-based compensation expense was $1,343,298 and $4,973,874 respectively, compared to $355,864 and $552,369 for the corresponding 2017 periods. The increase in the 2018 share-based compensation was attributable to the increase in stock options granted and outstanding of 3,892,834 as at June 30, 2018 compared to the 1,565,000 stock options which were outstanding as at June 30, 2017.

Finance Activities and Transaction Costs

For the three and six months ended June 30, 2018 interest expense was $119,632 and $191,454 respectively, compared to interest expense of $62,947 and $158,242 in the comparable prior year periods. Other income for the three and six months ended June 30, 2018 was $1,960,589 and $1,990,064 respectively. Other income for the three and six months ended June 30, 2018 consists largely of the gain on financial assets of $1,896,840 as a result of the warrants that the Company received in Grey Wolf.

Accretion expense for the three and six months ended June 30, 2018, being the difference in the actual cost of the Company’s mortgage compared to the imputed interest rate, was $52,250 and $83,619 respectively. Accretion expense for the three and six months ended June 30, 2017, being the difference in the actual cost on the Company’s convertible debt compared to the imputed interest rate, was $90,246 and $179,694 respectively. In August 2017 all of the outstanding convertible debt was converted into common shares of the Company.

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Transaction costs of $204,282 for the six months ended June 30, 2017 represent the costs associated with the purchase of the Greenhouse.

The $1,635,140 loss on revaluation of the derivative liability for the six months ended June 30, 2017 was as a result of the change in value attributable to the conversion feature on the Company’s convertible debt. The $3,040,919 principal amount of the Company’s convertible debentures together with accrued and unpaid interest was automatically converted into 2,885,354 Common Shares of the Company upon the August 2017 listing of the Company’s Common Shares on the CSE.

Income Tax

The Company’s statutory tax rate is 26.5%. For the three and six months ended June 30, 2018 the Company has recognized a deferred tax expense of $4,289,290 with a corresponding deferred tax liability of $4,289,290 as at June 30, 2018. The deferred tax expense relates mainly to the unrealized gains on changes in fair value of biological assets that will be realized in future periods.

Net Income (Net Loss)

Net income for the three and six months ended June 30, 2018 was $104,905 and $11,547,015 respectively, compared to a net income of $754,864 and net loss of $23,040 in the comparable 2017 periods. Earnings per share as calculated is based on the weighted number of shares of the Company outstanding during the relevant periods.

Capital Projects

In March 2017, the Company, through its wholly-owned subsidiary Elmcliffe, completed the acquisition of a 430,000 square foot commercial Greenhouse Facility in the Niagara region for cash consideration of $6,500,000. In addition, an unsecured promissory note in the amount of $1,000,000, payable over five years in five consecutive payments of $200,000, was issued to the Vendor. The redeveloped Perpetual Harvest Facility provides the Company with increased production capacity to meet growing market demand. The 250,000 square foot first phase of the conversion to ACMPR standards which commenced in April 2017 was completed in the fall of 2017. The redevelopment of the Perpetual Harvest Facility was the cannabis industry’s first continuous harvest automated greenhouse designed specifically for this quantum scale of cannabis production. As the redevelopment project progressed, a number of changes and enhancements were made and as a result the Company spent an additional $5 million on the planned Phase 1 conversion. The enhancements to Phase 1 together with those being implemented in the 200,000 square foot Phase 2 expansion have increased the expected annual production at the Perpetual Harvest Facility from an initial 40,000 kg to at least 50,000 kg, an increase of 25%.

The Company received its Health Canada License under the ACMPR on October 6, 2017 for the Phase 1 redevelopment. On February 12, 2018 the Company obtained its Health Canada sales license under the ACMPR and is now operating Phase 1 at full capacity. Phase 1 provides the Company with the capacity to produce up to 25,000 kilograms of cannabis per year. The Phase 2 expansion at the Perpetual Harvest Facility, at an estimated cost of $16.5 million, is nearing completion. Phase 1 and 2 should conservatively provide the Company with an additional 50,000 kilograms of annual growing capacity as the Company positions itself to capitalize on the increased demand expected to arise as a result of the October 17, 2018 legalization of adult consumer recreational use of cannabis and the export of medical cannabis to countries where it has been legalized. In addition, the 36 acres of unused land at this facility provides the Company with the ability for significant future expansion. In addition, the Company has begun construction of an additional fully funded 600,000 sq. ft. expansion on the 36 acres of unused land at this facility, that when completed, will double CannTrust’s annual capacity to in excess of 100,000 kilograms.

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In July 2018, the Company signed an Agreement of Purchase and Sale to acquire a 23-acre property for $850,000 on land adjacent to its Niagara Perpetual Harvest Facility. This acquisition will further increase the Company’s ability for significant future expansion.

Liquidity and Capital Resources as at June 30, 2018 and December 31, 2017 and for the periods ended June 30, 2018 and 2017

Operating cash flow and equity and debt financings are the Company’s primary source of liquidity. At June 30, 2018 cash and cash equivalents were $99,704,736 compared to $18,162,581 as at December 31, 2017.

Set out below is a schedule of the Company’s Working Capital as at June 30, 2018 and December 31, 2017.

	June 30,	December
	2018	31, 2017
	$000s	$000s
Current Assets	154,195	44,228
Current Liabilities	6,792	6,780
Working Capital	147,403	37,448
Ratio of current assets to current liabilities	22.7	6.5

Working capital is primarily represented by cash, short-term investments, accounts receivable, inventory, biological assets, harmonized sales tax recoverable and prepaids, offset by accounts payable and the current portion of the promissory note issued on the Greenhouse Facility acquisition. The Company’s working capital increased by $109,955,346 to $147,403,241 as at June 30, 2018 compared to $37,447,895 at December 31, 2017. The increase in working capital in the six months ended June 30, 2018 was primarily due to the net increase in cash from the capital raised in the bought deal, mortgage financing and the exercise of warrants and stock options, together with an increase in inventory, biological assets and accounts receivable. Approximately $16 million of cash was utilized during the period mostly for enhancements to the Perpetual Harvest Facility conversion to ACMPR standards and for renovations to increase processing and manufacturing capacity at the Company’s Vaughan Facility.

Operating Activities

The principal use of operating cash flow is to fund the Company’s operating expenditures at its production facilities, its general and administrative costs and its debt service payments. During the six months ended June 30, 2018 the Company’s cash flows used in operating activities were $8,477,307 compared to cash flows used in operating activities of $1,158,718 in the comparable 2017 period. This variance is attributable to the $2,832,561 of cash used in operations during the 2018 period compared to cash generated from operations of $1,287,312 in the comparable 2017 period, as well as changes in non-cash working capital items.

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Investing Activities

Cash used in investing activities during the six months ended June 30, 2018 was $103,899,026 compared to $14,261,569 in the comparable 2017 period. The 2018 investing activities includes $87,875,024 of cash raised from equity offering invested in short term investments. In addition, $15,765,866 of cash was utilized primarily for the building improvements and equipment associated with the redevelopment of the Perpetual Harvest Facility. The 2017 investing activities includes $6,500,000 of cash used for the acquisition of the Greenhouse, $6,922,929 of cash related to leasehold improvements and equipment associated with the Phase 1 redevelopment of the Perpetual Harvest Facility and $700,000 invested in short-term investments

Financing Activities

Cash of $106,143,464 was generated from financing activities during the six months ended June 30, 2018 compared to $25,427,624 in the comparable 2017 period. The 2018 financing activities includes net proceeds of $94,238,761 from the proceeds raised in the June 2018 bought deal, $9,529,635 from the mortgage financing and $2,433,190 from the exercise of Warrants and stock options. In the 2017 period the Company raised net proceeds of $24,769,124 from the Special Warrant and Common Share financing and $1,300,000 from the exercise of Warrants.

Liquidity

The Company monitors its liquidity on a continuous basis to ensure there is sufficient capital to meet business requirements and to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages the capital structure and adjusts it to take into account changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may, where necessary, control the amount of working capital, pursue financing, manage the timing of it capital expenditures, or sell assets. The Company is not subject to externally imposed capital requirements.

The Company’s capital structure is comprised of a combination of debt and shareholders’ equity. Set out below is a schedule of the capital structure of the Company as at June 30, 2018 and December 31, 2017.

	June 30,	December
	2018	31, 2017
	$000s	$000s
Promissory note	800	1,000
Mortgage	9,517	-
Shareholders’ equity	184,445	70,868
Debt to equity	5.59%	1.41%

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The Company anticipates that together with the costs associated with the additional sales that are expected in 2018 as a result of the pending legalization of the adult consumer recreational use of cannabis, the Company will require approximately $115 million to meet its expected ongoing costs for the next twelve months. These costs include regular operating expenses, rent, insurance, fees for management and administrative services, audit fees, shareholder costs and interest. In addition, the Company anticipates that with the legalization of the adult consumer recreational use of cannabis, the Company will incur capital expenditures of approximately $20 million in the next twelve months. These expenses include capital enhancements at the Vaughan Facility that are required in order to serve the adult consumer recreational use of cannabis as well as the expenses required to complete the conversion of Phase 2 of the Perpetual Harvest Facility to ACMPR standards.

The Company expects to fund these expenditures from the revenue generated during the period from the sale of its medical cannabis products and the sale of cannabis to the legalized recreational market, together with the $99.7 million of cash and short term investments on hand.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as hedging instruments to manage financial risks.

The Company’s financial instruments consist of cash, accounts receivable, restricted cash, short-term investments, warrants, accounts payable and accrued liabilities, promissory note and mortgage. The Company does not believe that it is exposed to significant currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term nature. Note 19 to the Financial Statements discloses risks related to interest rates, liquidity and credit.

Contractual Obligations

The Company’s commitments as at June 30, 2018 consisted of the following ($000s):

	Total	2018	2019	2020	2021	2022	Beyond
Lease obligations	$65,998	$1,819	$3,789	$3,715	$3,681	$3,672	$49,322

On March 7, 2018, the Company executed a long-term agreement with Envest Corp. to provide cogeneration derived heat and power at its 450,000 square foot Perpetual Harvest Facility. As part of the agreement, CannTrust is committed to $61,975,680 in aggregated lease and maintenance payments for a 20-year term to secure the rights to the Cogen equipment. The Company is currently utilizing a smaller temporary Cogen equipment system to provide heat and power while the larger long-term Cogen solution is being installed. The installation, once completed, will constitute a lease under IFRS 16 and the Cogen equipment will be recorded within property and equipment, with a corresponding lease liability recognized. Embedded service costs pertaining to maintenance will be separated from the lease and expensed as incurred.

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Statements of Financial Position as at June 30, 2018 and December 31, 2017

Select Consolidated Statements of Financial Position Data

	June 30,	December
	2018	31, 2017
	$000s	$000s
Cash and cash equivalents	99,705	18,163

Inventory	25,652	10,959

Biological Assets	22,183	9,844

Property and Equipment	48,861	33,964

Total assets	205,605	78,448

Current liabilities	6,792	6,780

Non-current liabilities	14,368	800

Assets

The Company’s asset base consists primarily of cash and cash equivalents, accounts receivable, inventories, biological assets, harmonized sales tax recoverable, prepaids and property and equipment. The $127,156,115 increase in the asset base resulted largely from increases $81,542,155 of cash and cash equivalents from the proceeds raised in the June 2018 bought deal. The remainder of the increase in the asset base is largely due to an increase of $27,032,118 in inventory and biological assets and an increase of $14,896,950 in property and equipment as a result of the renovations to the Perpetual Harvest Facility.

Liabilities

Total current and non-current liabilities were $21,159,940 at June 30, 2018, an increase of $13,579,943 from December 31, 2017. This increase was largely attributable to an increase in the mortgage financing obtained on the Perpetual Harvest Facility and the provision for the Deferred Tax Liability of $4,289,290 relating to the unrealized gains on changes in fair value of biological assets that will be realized in future periods.

Shareholders’ Equity

The Company’s shareholders’ equity increased by $113,576,172 to $184,444,590 at June 30, 2018 from $70,868,418 at December 31, 2017. This increase is mainly attributable to proceeds raised in the June 2018 bought deal, the increase in stock options issued and the net income generated during the period.

Related Party Transactions for the three and six months ended June 30, 2018

During the three and six months ended June 30, 2018 the Company entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

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Related party transactions for the three and six months ended June 30, 2018 are summarized as follows:

Compensation to key management and directors of the Company totalling $825,992 (June 30, 2017 - $428,501) was paid to the Company’s Chief Executive Officer, CannTrust Opco’s President, the Vice-President of Innovation and Research, the Vice-President of Production and Quality, the Vice-President of Marketing, the Vice-President of Business Development, the Vice-President of Professional Services, the Vice-President of Operations, the Vice-President of Human Resources, the Company’s Chief Financial Officer and Directors of the Company. There were 315,000 stock options valued at $2,431,153 issued to key management and directors during the period. There were 175,000 (June 30, 2017 – Nil) stock options valued at $314,125 (June 30, 2017 – Nil) exercised by related parties during the period. There were 75,000 (June 30, 2017 – Nil) stock options valued at $289,575 (June 30, 2017 – Nil) forfeited by related parties during the period.

The Company incurred $160,000 of management fees to Forum Financial Corporation, of which $26,667 was unpaid and included in accounts payable at June 30, 2018.

The Company incurred legal fees of $263,086 (June 30, 2017 - $313,793) relating to corporate services provided by a firm at which a director of the Company is a partner.

Share Data

The following table sets forth the Outstanding Share Data for the Company as at August 13, 2018:

	Authorized	Issued
Common Shares	Unlimited	103,943,189

Risks and Uncertainties

The Company is subject to a number of broad risks and uncertainties including general economic conditions. In addition to these broad risks and uncertainties, the Company has specific risks that it faces, the most significant of which are included in the Company’s recently filed Annual Information Form dated March 29, 2018 which can be found on SEDAR at www.sedar.com - See “Risk Factors”. The risks and uncertainties discussed herein highlight the more important factors that could significantly affect the Company’s operations and profitability. They do not represent and exhaustive list of all the potential issues that could affect the financial results of the Company. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business, operations and profitability.

There were no significant changes to these risk and uncertainties as of the date of this MD&A.

Accounting Estimates

Certain of the Company’s accounting policies set out in Note 3 to the Company’s unaudited condensed interim consolidated financial statements and Annual Consolidated Financial Statements require that management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company’s significant accounting estimates are contained in Note 4 of the Company’s unaudited condensed interim financial statements and Annual Consolidated Financial Statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

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Valuation of Biological Assets and Inventories

Biological assets, consisting of plants, are measured at fair value less costs to sell up to the point of harvest.

Determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the plants up to the point of harvest, sales price, risk, and expected remaining future yields for the plants. As the valuation of biological assets becomes the basis for the cost of finished goods inventories after harvest, this is also a significant estimate for the valuation of inventories.

The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	stage of plant growth (days)
•	wastage of plants based on their various stages of growth;
•	expected yield by plant;
•	expected selling price per gram of harvested cannabis;
•	expected split between grams to be sold for medical and the recreational market;
•	an estimate of percentage of costs incurred for each stage of plant growth; and
•	percentage of costs incurred to date compared to the expected costs to be incurred are used to estimate fair value of an in-process plant.

Estimated Useful lives of Property and Amortization of Plant and Equipment and Intangible Assets

Depreciation and amortization of property and equipment and finite-life intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

Share-based Compensation and Warrants

In calculating the share-based compensation expense and the value of warrants, key estimates such as the value of the Common Shares, the rate of forfeiture of options granted, the expected life of the option, the volatility of the value of the Common Shares and the risk-free interest rate are used as inputs to the Black Scholes model.

Taxes

Deferred tax assets will be recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies. The Company has determined that the realization of certain assets related to income tax losses carried forward is probable on the basis of future taxable income.

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Financial Assets

In calculating the fair value of the financial assets, key estimates such as the value of the common shares, the expected life of the option, the volatility of the value of the common shares and the risk-free interest rate are used as inputs to the Black Scholes model.

Accounting Standards Adopted in the Period

IFRS 2 ’Share-based Payments’

IFRS 2 ’Share-based Payment’ was issued by the IASB in June 2016. These amendments provide clarification on how to account for certain types of share-based transactions. The amendments are effective for the annual period beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

IFRS 9 ‘Financial Instruments: Classification and Measurement’

IFRS 9 ‘Financial Instruments: Classification and Measurement’ was issued by the IASB in July 2014 and introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in June 2014. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. Under IFRS 15, revenue from the sale of medical cannabis would be recognized at a point in time when control over the goods have been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s current revenue recognition policy under IAS 18. IFRS 15 is effective for the Company on January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements. The disclosure of disaggregated revenue as required by IFRS 15 is disclosed in Note 21 of the Company’s condensed interim consolidated financial statements.

Future Accounting Pronouncements

The below standard is a change that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt this standards, if applicable, when it become effective.

IFRS 16 ‘Leases’

IFRS 16 ‘Leases’ was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company is currently assessing and still evaluating what impact the application of this standard will have on the condensed interim consolidated financial statements of the Company.

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Non-IFRS Financial Measure and Reconciliation

Adjusted Earnings (Loss) before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

The term Adjusted EBITDA does not have any standardized meaning under IFRS. Therefore, it may not be comparable to similar measures presented by other companies.

Management uses Adjusted EBITDA to evaluate the performance of the Company’s business as it reflects its ongoing profitability. The Company believes that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the biopharmaceutical industry. Adjusted EBITDA has no directly comparable IFRS financial measure. Such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company measures Adjusted EBITDA as net income (loss) less unrealized gain on changes in fair value of biological assets plus fair value changes in biological assets included in inventory sold, income taxes, interest expense, accretion expense, distributions on preference shares, transaction costs, other income, (gain) loss on revaluation of derivative liability, share based compensation and depreciation and amortization. The Company believes that this definition is suited to measure the Company’s ability to service debt and to meet other payment obligations.

The following table provides a reconciliation of earnings as determined under IFRS to Adjusted EBITDA.

	Three Months Ended		Six Months Ended
Calculation of Adjusted EBITDA	June 30		June 30
	2018	2017	2018	2017
	$000s	$000s	$000s	$000s
Net income (loss)	105	755	11,547	(23)
Fair value changes in biological assets included in inventory sold	8,754	3,024	14,286	5,315
Unrealized gain on changes in fair value of biological assets	(15,350)	(3,747)	(38,515)	(7,766)
Interest expense	120	63	192	158
Accretion expense	52	90	84	180
Transaction costs	-	-	-	204
Other income	(1,961)	-	(1,990)	-
(Gain) Loss on revaluation of derivative liability	-	(49)	-	1,635
Share based compensation	1,343	356	4,974	553
Depreciation and amortization	1,065	557	2,194	958
Income Taxes	4,289	-	4,289	-
Adjusted EBITDA (Loss)	(1,583)	1,049	(2,939)	1,214

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Disclosure Controls and Internal Controls over Financial Reporting

Internal Control over Financial Reporting

In accordance with National Instrument 52-109 of the Canadian Securities Administrators, management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures (“DCP”) and Internal Control over Financial Reporting (“ICFR”). The Company’s CEO and CFO are required to file certifications relating to DCP and ICFR for the Company in connection with its interim and annual filings.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Additional Information

Additional information relating to the Company, including the Company’s audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR ( www.sedar.com). For further information shareholders may also contact the Company by email via investor@canntrust.ca.

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